Filed by Symyx Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
Commission File: 000-27765

Symyx Technologies, Inc. Board of Directors Concludes Revised Proposal from Certara Corporation Does Not Constitute a Company Superior Offer

Reaffirms Support of Proposed Merger With Accelrys, Inc. and Recommends Stockholders Vote For the Accelrys Merger at Symyx’s June 30, 2010 Special Meeting

Press Release Source: Symyx Technologies, Inc. On Monday June 21, 2010, 7:00 am

SANTA CLARA, Calif.--(BUSINESS WIRE)--Symyx Technologies, Inc. (NASDAQ: SMMX - News) today announced that in a June 19, 2010 meeting its board of directors determined that a revised proposal received on June 17, 2010 from Certara Corporation, Tripos International and Pharsight Corporation (collectively referred to as “Certara”) and Vector Capital (“Vector”) (collectively the “Certara/Vector proposal”) to acquire all of the outstanding capital stock of Symyx for $5.75 per share in cash, does not constitute a Company Superior Offer as defined in the Symyx merger agreement dated April 5, 2010 with Accelrys, Inc. (NASDAQ: ACCL - News) (the “Accelrys Agreement”), would not be likely to result in a Company Superior Offer and is not in the best interests of Symyx stockholders. The board’s decision was unanimously supported by all directors present, which included the entire board other than a director who recused himself due to a conflict of interest.

In consultation with Symyx’s management, financial advisor and outside counsel, the Symyx board thoroughly considered the revised Certara/Vector proposal and made its determination based on a number of factors, including:

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The revised Certara/Vector proposal to acquire all of the outstanding capital stock of Symyx for $5.75 per share in cash is inadequate from a financial point of view to Symyx stockholders when considered against the potential value of Symyx as a standalone company. The revised Certara/Vector proposal is also inadequate in comparison to the value of the Accelrys Agreement, under which Symyx stockholders will receive 0.7802 of a share of Accelrys common stock for each share of Symyx they own and participate in the upside potential inherent in a combined Accelrys-Symyx through an approximately 50% ownership stake of the combined company.

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The revised Certara/Vector proposal includes documentation that does not provide sufficient certainty to closure necessary to protect Symyx stockholders, which Symyx had emphasized to Certara/Vector as a key factor given Certara’s status as a competitor of Symyx. As specific examples, the revised Certara/Vector proposal is revocable for an unacceptable period of time, allowing Certara/Vector to revoke its proposal at any time prior to the vote of Symyx stockholders or termination of the Accelrys Agreement, putting Symyx and its stockholders at risk with potentially no transaction for the Company to consummate. The revised Certara/Vector proposal also made it unclear as to when the Company would receive a signed merger agreement from Certara/Vector.

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Despite the full cooperation of Symyx, including engaging in active discussions, assisting in due diligence (granting access to substantially the same information provided to Accelrys in connection with Accelrys’s due diligence investigation of Symyx) and providing data room access, on June 17, 2010, Certara/Vector submitted its latest revised proposal to acquire all of the outstanding capital stock of Symyx for $5.75 per share in cash. This proposal was $1.00 per share, or 14.8%, lower than its May 24, 2010, proposal to acquire all of the outstanding capital stock of Symyx for $6.75 per share in cash, which Symyx’s board previously concluded constituted a proposal that would reasonably be expected to result in a Company Superior Offer.

The Symyx board on June 19, 2010, also reaffirmed its commitment to and support of the definitive merger agreement with Accelrys. In particular, the Symyx board reaffirmed its recommendation to Symyx stockholders that Symyx stockholders vote “FOR” the adoption of the merger agreement with Accelrys. As previously announced on April 5, 2010, Symyx and Accelrys signed a definitive merger agreement, structured as a tax-free, all-stock merger of equals, under which Symyx stockholders would receive 0.7802 of a share of Accelrys common stock for each share of Symyx they own. Following the completion of the merger, Accelrys and Symyx stockholders will each own approximately 50 percent of the combined company. The merger is scheduled to close in the beginning of July 2010, subject to stockholder approval and customary closing conditions.

The Symyx board believes the transaction with Accelrys is in the best interests of all Symyx stockholders. On a pro forma basis, Accelrys and Symyx have a pre-announcement market capitalization of approximately $335 million (and a market capitalization of approximately $390 million as of June 18, 2010), cash reserves of approximately $150 million (net of transaction costs) and no debt. Pro forma revenues are expected to be greater than $160 million on an annual basis during the first year of combined operations. For calendar 2011, the combined company expects to achieve full-year net synergies in the range of $10-15 million and for the transaction to be materially accretive to non-GAAP earnings per share.

The combined company will have more than 1,350 customers, including 29 of the top 30 biopharmaceutical companies, all five top chemical companies, all five top aerospace companies, three of the five top consumer packaged goods companies, a number of top US Federal Government Agencies, as well as many top academic institutions.

Symyx’s Special Meeting of Stockholders to vote on and approve the Accelrys Agreement will be held on Wednesday, June 30, 2010 at 10 a.m. PT at Camino Ramon, Suite 300, San Ramon, California 94583. Whether or not stockholders are able to attend the Special Meeting in person, the Symyx board urges all stockholders to vote “FOR” the transaction by signing and dating and returning their proxy cards. Internet and telephone voting options are also available and easy to follow instructions may be found in the proxy. Even if stockholders have already voted against the transaction, they can still change their vote. Signing a proxy card today cancels any card previously signed. Only the latest dated proxy counts. Symyx stockholders who have questions about the merger, need assistance submitting their proxy or voting their shares should contact the Company's proxy solicitor, MacKenzie Partners, toll-free at (800) 322-2885.

UBS Investment Bank is acting as financial advisor to Symyx and Cooley LLP is acting as Symyx’s legal advisor.

If stockholders have any questions or need additional copies of Symyx’s materials, please call MacKenzie Partners today at the phone numbers listed below.

MacKenzie Partners, Inc.

105 Madison Avenue
New York, NY 10016
symyx@mackenziepartners.com

TOLL-FREE (800) 322-2885
CALL COLLECT (212) 929 5500

About Symyx Technologies, Inc.

Symyx Technologies, Inc. (NASDAQ:  SMMX - News) helps R&D-based companies in life sciences, chemicals, energy, and consumer and industrial products achieve breakthroughs in innovation, productivity, and return on investment. Symyx software and scientific databases power laboratories with the information that generates insight, enhances collaboration and drives productivity. Products include a market-leading electronic laboratory notebook, decision support software, chemical informatics and sourcing databases. Information about Symyx, including reports and other information filed by Symyx with the Securities and Exchange Commission, is available at http://www.symyx.com.

Forward-Looking Statements

The statements in this press release regarding the expected timing of the closing of the merger of Symyx and Accelrys, the expected pro forma revenues on an annual basis during the first year of combined operations of the two companies, the expected calendar 2011 combined company full-year net synergies, the expectation that the transaction will be materially accretive to non-GAAP earnings per share, and the anticipated customer base for Accelrys and Symyx following the completion of the proposed merger, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of Symyx management and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and Symyx does not undertake any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any unanticipated operational or cultural difficulties associated with the integration of the businesses of Accelrys and Symyx, and/or unexpected costs, charges or expenses resulting from the proposed merger, may cause the combined company not to achieve the financial results and synergies Symyx currently expects; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger may cause the combined company not to achieve the financial results and have the customer base Symyx currently expects; litigation or adverse judgments relating to the proposed merger may delay or prevent the closing of the merger; and other risks relating to the consummation of the contemplated merger, including the risk that the required stockholder approval might not be obtained in timely manner or at all or that other closing conditions will not be satisfied may delay or prevent the closing of the merger. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in Symyx’s Current Report on Form 10-Q for the quarter ended March 31, 2009, which was filed with the SEC on May 3, 2009, under the heading "Item 1A -- Risk Factors," in the Annual Report on Form 10-K of Accelrys for the year ended March 31, 2010, which was filed with the SEC on May 28, 2010, under the heading “Item 1A – Risk Factors” and in Prospectus/Proxy Statement filed by Accelrys with the SEC on May 19, 2010, under the heading " Risk Factors" beginning on page 34.

Important Merger Information and Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Accelrys and Symyx. In connection with the proposed merger, Accelrys has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus of Accelrys and Symyx. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Accelrys and Symyx, because they contain important information about Accelrys, Symyx and the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC free at the SEC's website, http://www.sec.gov/ and by directing a request when such a filing is made to Accelrys, Inc., 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, California 95051, Attention: Corporate Secretary. Investors and security holders may obtain free copies of the documents filed with the SEC on Accelrys’s website at http://www.Accelrys.com/ or Symyx's website at http://www.Symyx.com/ or the SEC's website at http://www.sec.gov/.

Accelrys, Symyx and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the joint proxy statement/prospectus described above. Additional information about the directors and executive officers of Accelrys is set forth in Accelrys' most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Additional information about the directors and executive officers of Symyx is set forth in Symyx's most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.

Contact:

MacKenzie Partners
Dan Burch / Amy Bilbija / Bob Marese
212-929-5500
or
Joele Frank, Wilkinson Brimmer Katcher
Matthew Sherman / Jamie Moser
212-355-4449